                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2022/01/04: UMC will attend investor conferences on 2022/01/07

99.2                 Announcement on 2022/01/04: UMC will attend investor conferences on 2022/01/10

99.3                 Announcement on 2022/01/04: To announce related materials on acquisition of machinery and equipment

99.4                 Announcement on 2022/01/11: UMC will convene Q4 2021 Investor Conference

99.5                 Announcement on 2022/01/21: To announce related materials on acquisition of intangible assets

99.6                 Announcement on 2022/01/25: UMC announced its operating results for the fourth quarter of 2021

99.7                 Announcement on 2022/01/06: December Revenue

99.8                 Announcement on 2022/01/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2022/01/07

1. Date of institutional investor conference: 2022/01/07

2. Time of institutional investor conference: 10:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “Virtual Tech Series”, held by Nomura.

5. Any other matters that need to be specified: None

Exhibit 99.2

UMC will attend investor conferences on 2022/01/10

1. Date of institutional investor conference: 2022/01/10

2. Time of institutional investor conference: 03:00 PM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “Asia Tech Virtual Group Meeting”, held by Nomura.

5. Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2022/01/03~2022/01/04

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,809,561,544;

total transaction price: NT$1,809,561,544

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

ASML SINGAPORE PTE. LTD.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.4

UMC will convene Q4 2021 Investor Conference

1. Date of institutional investor conference: 2022/01/25

2. Time of institutional investor conference: 17:00

3. Location of institutional investor conference: Online teleconference

4. Outline of institutional investor conference:

UMC Q4 2021 Financial and Operating Results

5. Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of intangible assets

1. Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.): Software license

2. Date of occurrence of the event: 2021/12/29~2022/01/21

3. Amount, unit price, and total monetary amount of the transaction:

Transaction volume: one batch;

average unit price: NT$349,986,290;

total transaction price: NT$349,986,290

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

SYNOPSYS INTERNATIONAL LIMITED, TAIWAN BRANCH.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor’s rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): NA

8. Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition): NA

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term.

10. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

11. Net worth per share of the Company's underlying securities acquired or disposed of: NA

12. Cumulative no. of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment: NA

13. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present: NA

14. Broker and broker’s fee: None

15. Concrete purpose or use of the acquisition or disposal: For production

16. Any dissenting opinions of directors to the present transaction: NA

17. Whether the counterparty of the current transaction is a related party: No

18. Date of the board of directors’ resolution: NA

19. Date of ratification by supervisors or approval by the Audit Committee: NA

20. Whether the CPA issued an unreasonable opinion regarding the current transaction: NA

21. Name of the CPA firm: NA

22. Name of the CPA: NA

23. Practice certificate number of the CPA: NA

24. Whether the transaction involved in change of business model: No

25. Details on change of business model: NA

26. Details on transactions with the counterparty for the past year and the expected coming year: Depending on the Company's operation requirements

27. Source of funds: Working capital

28. Any other matters that need to be specified: None

Exhibit 99.6

UMC announced its operating results for the fourth quarter of 2021

1. Date of occurrence of the event: 2022/01/25

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Fourth Quarter 2021 Results

2021 EPS grew 89% YoY to NT$4.57; ROE 21.6%

Company well-positioned to capture industry growth driven by mega-trends

Fourth Quarter 2021 Overview:

‧Revenue: NT$59.10 billion (US$2.14 billion)

‧Gross margin: 39.1%; Operating margin: 29.8%

‧Revenue from 22/28nm: 20%

‧Capacity utilization rate: 100%+

‧Net income attributable to shareholders of the parent: NT$15.95 billion (US$576 million)

‧Earnings per share: NT$1.30; earnings per ADS: US$0.235

Taipei, Taiwan, ROC – January 25, 2022 – United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the fourth quarter of 2021.

Fourth quarter consolidated revenue was NT$59.10 billion, increasing 5.7% QoQ from NT$55.91 billion in 3Q21. Compared to a year ago, 4Q21 revenue grew 30.5% YoY from NT$45.30 billion in 4Q20. Consolidated gross margin for 4Q21 was 39.1%. Net income attributable to the shareholders of the parent was NT$15.95 billion, with earnings per ordinary share of NT$1.30.

Jason Wang, UMC co-president, said, “In the fourth quarter, strong demand continued to drive full loading across our fabs, while overall wafer shipments grew 1.7% QoQ to 2.55 million 8-inch equivalents. For the full year, revenue in 2021 rose by more than 20% YoY and operating income reached a record high, driven by a surge in our 28nm business. The 75% YoY revenue increase from 28nm technologies strengthened our overall wafer ASP and reflected the robust chip demand related to 5G, AIoT, and automotive mega-trends. It also substantially contributed to the improvement in the company’s financial structure. Our healthy 28nm product pipeline will further diversify our portfolio and customer base, and enable UMC to capture additional market share.”

Co-president Wang said, “Looking ahead into Q1 2022, we anticipate that demand across all nodes in UMC’s addressable markets will continue to outpace supply. Our growth in the long term is supported by industry megatrends, which will be catapulted by structural changes occurring in the industry. We will continue to deepen collaboration with customers with our differentiated specialty technologies, manufacturing excellence, and capacity expansions closely linked to the demands of our partners. At the same time, we will keep pushing for cost reduction and meticulously manage our CapEx in order to deliver sustainable and healthy returns for our shareholders.”

Co-president Wang added, “We were thrilled to receive a number of recognitions recently for our relentless focus on sustainability. Following our net-zero pledge in June, UMC was ranked no.1 among all semiconductor constituents listed on the Dow Jones Sustainability Indices (DJSI), which has included the company on its World Index for 14 straight years. We were also awarded Taiwan Intellectual Property Management System (TIPS) certification, Taiwan’s official IP management benchmark for enterprises, underscoring our commitment to strengthen overall corporate governance. Sustainability is at the core of everything we do, and we will continue prioritizing resources to drive critical initiatives in our ESG roadmap.”

First Quarter 2022 Outlook & Guidance

‧Wafer Shipments: To remain flat

‧ASP in USD: To increase by 5%

‧Gross Profit Margin: To be approximately 40%

‧Capacity Utilization: 100%

‧2022 CAPEX: US$3.0 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A

Exhibit 99.7

United Microelectronics Corporation

January 6, 2021

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of December 2021.

1)	Sales volume (NT$ Thousand)

Period	Items	2021	2020	Changes	%
December	Net sales	20,279,580	15,287,969	4,991,611	32.65%
Year-to-Date	Net sales	213,011,018	176,820,914	36,190,104	20.47%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	4,695,400	4,715,800	25,744,880
UMC (Note2)	500,000	500,000	25,744,880

Note1: On December 16, 2020, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 170 million. The actual amount lent to USC(Xiamen) as of December 31, 2021 was US$ 0 million.

Note2: On April 28, 2021, the board of directors resolved to lend funds to Wavetek for the amount up to NT$ 500 million. The actual amount lent to Wavetek as of December 31, 2021 was NT$ 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	16,865,800	17,712,170	115,851,961

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021 and December 15, 2021, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 290 million and CNY¥ 2,050 million.

4)	Financial derivatives transactions:

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	0	0
Fair Value	0	0	0	0
Net profit (loss) from Fair Value	0	0	(58)	0
Written-off Trading
Contracts	0	0	23,476,139	0
Realized profit (loss)	0	0	17,563	0

Exhibit 99.8

United Microelectronics Corporation

For the month of December, 2021

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of November 30, 2021	Number of shares as of December 31, 2021	Changes
Vice President Vice President Vice President Associate Vice President Associate Vice President	TS Wu Mindy Lin Eric Chen S F Tzou Bellona Chen	1,550,809 1,602,925 1,315,000 1,019,108 415,126	1,535,809 1,599,925 1,260,000 879,108 405,126	(15,000) (3,000) (55,000) (140,000) (10,000)
2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of November 30, 2021	Number of shares as of December 31, 2021	Changes
--	--	--	--	--